UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date:September 22, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Sale of shares of Hindustan Oil Exploration Company Limited by HDFC Bank and erstwhile HDFC Ltd

September 22, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Sale of shares of Hindustan Oil Exploration Company Limited by HDFC Bank and erstwhile HDFC Ltd

We wish to inform you that out of 86,83,148 equity shares of Rs. 10 each held by erstwhile HDFC Ltd., in Hindustan Oil Exploration Company Limited (“HOEC”) (i) HDFC Ltd. sold 239,144 shares (representing 0.18% of the share capital of HOEC) on March 31, 2022 and on June 23, 2023 and (ii) after the effective date (July 1, 2023) of the merger of HDFC Ltd. with and into HDFC Bank Limited (the “Bank”), the Bank sold 26,98,744 shares (representing 2.04% of the share capital of HOEC). Thus, the aggregate stake sale is 2.22% of the share capital of HOEC.

Accordingly, the details are provided hereunder:

Particulars	Details
Name of the target entity, details in brief such as size, turnover etc.	Hindustan Oil Exploration Company Limited. For the financial year ended March 31, 2023 for HOEC: Total income (consolidated): Rs. 567.71 crore Total assets (consolidated): Rs. 1,850.29 crore.

Whether the sale would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being sold? If yes, nature of interest and details thereof and whether the same is done at “arms length”

Not Applicable. Shares were sold through the secondary market route on the National Stock Exchange of India Ltd. (“NSE”).
Industry to which the entity being sold belongs	Oil & Gas Exploration Sector
Objects and effects of sale (including but not limited to, disclosure of reasons for sale of target entity, if its business is outside the main line of business of the listed entity)

Divestment of 2.22% stake in HOEC over the period between March 31, 2022 to September 21, 2023, as under:

-   On March 31, 2022 and on June 23, 2023, erstwhile HDFC Ltd. sold a total of 239,144 shares of HOEC (being 0.18% equity stake) through the secondary market route on NSE, post which its shareholding in HOEC stood at 6.39%.

-   Between September 1, 2023 and September 21, 2023 (both days inclusive), the Bank sold 26,98,744 shares of HOEC (being 2.04% equity stake) through the secondary market route on NSE, post which the shareholding of the Bank in HOEC currently is 4.34%

Note: Equity stakes above are rounded to the nearest second decimal

Brief details of any governmental or regulatory approvals required for the sale	Not applicable

Indicative time period for completion of the sale / Date of completion of sale

The shares were sold on March 31, 2022 and on June 23, 2023 by erstwhile HDFC Ltd. and between September 1, 2023 and September 21, 2023 (both days inclusive) by HDFC Bank Limited. Aggregating the aforesaid shares sold, such sales crossed the 2% threshold on a cumulative basis, on September 21, 2023, with total stake sold being 2.22% as on September 21, 2023

Nature of consideration - whether cash consideration or share swap and details of the same	All cash consideration of Rs 49.85 crore
Cost of sale/ price at which the shares are being sold

1)  Sale price (average) of Rs. 220.22 per share for shareholding sold on March 31, 2022

2)  Sale price (average) of Rs. 206.34 per share for shareholding sold on June 23, 2023

3)  Sale price (average) of Rs. 165.31 per share for shareholding sold between September 1, 2023 and September 21, 2023 (both days inclusive)

Percentage of shareholding/ control divested and/ or number of shares sold

Percentage of shareholding divested on March 31, 2022 and on June 23, 2023: 0.18% in total (being 219,298 shares and 19,846 shares respectively)

Percentage of shareholding divested between September 1, 2023 and September 21, 2023 (both days inclusive): 2.04%

Total shareholding divested: 2.22%

Note: Equity stakes above are rounded to the nearest second decimal

Brief background about the entity sold in terms of products/line of business sold, date of incorporation, history of last 3 years turnover, country in which the entity being sold has presence and any other significant information (in brief)

Hindustan Oil Exploration Company Limited (“HOEC”) was incorporated in India on September 22, 1983 under the provisions of the Companies Act, 1956.

HOEC is engaged in the exploration, development and production of crude oil and natural gas in India, both onshore and offshore.

Total income (consolidated) of HOEC for the last 3 financial years (ended March 31st):

FY21: Rs. 125.19 crore

FY22: Rs. 167.19 crore

FY23: Rs. 567.71 crore

Country of Presence: India

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary